03043135

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, December 18, 2003 Home Equity Pass-Through Certificates, Series 2003-7

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107055
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: John P. Graham
Name: John P. Graham
Title: Vice President

Dated: December 18, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [12/5/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[205,200,000]	Senior/Adj	LIBOR+[]%	2.0	AAA/Aaa
A-IO	Notional (5)	Senior/Adj IO	3.00% - LIBOR	N/A	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA
M-1	[27,000,000]	Mezzanine/Adj	LIBOR + []%	5.1	AA/Aa2
M-2	[20,250,000]	Mezzanine/Adj	LIBOR + []%	4.9	A/A2
B	[17,550,000]	Subordinate/Adj	LIBOR + []%	4.8	BBB/Baa2
Total	[270,000,100]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's/Fitch)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA

(1) The collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [12]. Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.
(2) A Net Funds Cap caps the coupons on the offered Certificates other than the Class A-IO Certificates, as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.
(5) Notional amount is equal to 50.00% of the balance of the Class A-1 Certificates.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicers:	Wilshire Credit Corporation, Ocwen Federal Bank FSB
Trustee:	JPMorgan Chase Bank
Cut-off Date:	[December 1, 2003] for the initial Mortgage Loans.
Deal Settlement:	On or about [December 22, 2003]
Investor Settlement:	On or about [December 23, 2003]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in January 2004
Accrual Periods:	With regard to the offered certificates other than the Class A-R Certificates, the period commencing on the immediately preceding Distribution Date (in the case of the first Distribution Date, the closing date for the offered certificates other than the Class A-IO Certificates) and December 25, 2003 for the Class A-IO Certificates and ending on the day immediately preceding the related Distribution Date. With regard to the Class A-R Certificate, the calendar month preceding the month of that Distribution Date.
Delay Days:	0 days with respect to the offered Certificates other than the Class A-R Certificate and 24 days with respect to the Class A-R Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at [6.0%] CPR in month 1, increasing by approximately [2.0%] CPR per month to [28.0%] CPR in month 12, and remaining at [28.0%] CPR thereafter.
Certificate Ratings:	S&P and Moody's rate the Class A-1, Class A-IO, Class M-1, Class M-2, Class B and Class A-R Certificates as follows: Class A-1: AAA/Aaa Class A-IO: AAA/Aaa Class A-R: AAA Class M-1: AA/Aa2 Class M-2: A/A2 Class B: BBB/Baa2
Prefunding Amount:	[TBD]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-IO, Class A-R, Class M-1, Class M-2 and Class B Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-IO, Class M-1, Class M-2 and Class B Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.
Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.

Coupon Step-up: If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates other than the Class A-IO and Class A-R Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1Certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2 and Class B Certificates.

Pass-through Rate: For the offered Certificates other than the Class A-IO Certificates and the Class A-R Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin and (ii) the Net Funds Cap. For the Class A-IO Certificates, the excess, if any, of 3.00% over one-month LIBOR for that Distribution Date.

Net Funds Cap: With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount and (iii) the credit risk manager fee, by (y) the product of (i) the aggregate collateral balance of the Mortgage Loans as of the immediately preceding Distribution Date and (ii) the actual number of days in the immediately preceding interest accrual period divided by 360.

Principal and Interest Advancing: Each servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).

Accrued Certificate Interest: For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance or Notional Amount.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates, plus any unpaid Interest Carry Forward Amount from the prior Distribution Dates, over (y) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such Class.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[24.00]%	[29.75]%	[59.50]%
M-1	[14.00]%	[19.75]%	[39.50]%
M-2	[6.50]%	[12.75]%	[24.50]%
B	[0.00]%	[5.75]%	[11.50]%

* Prior to stepdown date, based on Maximum Pool Balance.
** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [5.75]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [11.50]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date: The later to occur of (i) the Distribution Date in [January] 2007 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [59.50]%.

Trigger Event: A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [16%] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
January 2004 – December 2006	N/A
January 2007 – December 2007	[8.00%]
January 2008 – December 2008	[8.75%]
January 2009 – December 2009	[9.50%]
January 2010 – December 2010	[10.00%]
January 2011 and thereafter	[10.50%]

Registration: The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently to the Class A-1, Class A-IO, Class A-R and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
2. To the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. To the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. To the Class B Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in April 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates, until the Class Principal Balance thereof has been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class B Certificates until the Class Principal Balance of such class has been reduced to zero;
6. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in April 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates, the Class M-1 Principal Payment Amount for such distribution date, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates, the Class M-2 Principal Payment Amount for such distribution date, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class B Certificates, the Class B Principal Payment Amount for such distribution date, until the

Class Principal Balance of such class has been reduced to zero;

6. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X-1 Certificates.
2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
5. to the Class B Certificates, any unpaid realized loss amounts for such Class;
6. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;
7. To the Class A-R Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates under this clause (7).

BOND SUMMARY

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.87	2.70	1.98	1.34	1.13	0.87
First Pay (Months)	01/04	01/04	01/04	01/04	01/04	01/04
Last Pay (Months)	05/17	04/13	12/10	06/09	06/06	10/05

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.02	6.23	5.06	5.25	3.13	2.04
First Pay (Months)	06/08	01/07	07/07	04/08	06/06	10/05
Last Pay (Months)	05/17	04/13	12/10	06/09	05/08	04/06

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.02	6.23	4.85	4.39	4.36	2.56
First Pay (Months)	06/08	01/07	04/07	07/07	12/07	04/06
Last Pay (Months)	05/17	04/13	12/10	06/09	05/08	10/06

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.02	6.23	4.79	4.10	3.85	3.05
First Pay (Months)	06/08	01/07	02/07	03/07	04/07	10/06
Last Pay (Months)	05/17	04/13	12/10	06/09	05/08	01/07

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.98	2.86	2.12	1.35	1.13	0.88
First Pay (Months)	01/04	01/04	01/04	01/04	01/04	01/04
Last Pay (Months)	06/23	08/19	05/18	07/15	06/06	10/05

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.43	6.80	5.56	6.40	3.85	2.04
First Pay (Months)	06/08	01/07	07/07	04/08	06/06	10/05
Last Pay (Months)	03/23	04/19	10/17	07/15	09/13	04/06

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.41	6.80	5.32	4.76	5.06	2.56
First Pay (Months)	06/08	01/07	04/07	07/07	12/07	04/06
Last Pay (Months)	02/22	10/18	09/16	12/13	01/12	10/06

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.32	6.75	5.19	4.41	4.11	4.30
First Pay (Months)	06/08	01/07	02/07	03/07	04/07	10/06
Last Pay (Months)	11/20	10/18	05/15	12/12	03/11	08/10

NET FUNDs Cap

Period	Net Funds Cap
1	8.76%
2	9.32%
3	9.97%
4	9.32%
5	9.63%
6	9.32%
7	9.63%
8	9.32%
9	9.32%
10	9.63%
11	9.32%
12	9.63%
13	9.32%
14	9.32%
15	10.32%
16	9.32%
17	9.63%
18	9.32%
19	9.63%
20	9.32%
21	9.32%
22	9.63%
23	9.32%
24	9.64%
25	9.32%
26	9.32%
27	10.32%
28	9.32%
29	9.64%
30	9.32%
31	9.64%
32	9.32%
33	9.32%
34	9.64%
35	9.32%
36	9.64%
37	9.33%
38	9.33%
39	10.32%
40	9.33%
41	9.64%
42	9.33%
43	9.64%
44	9.33%
45	9.33%
46	9.64%
47	9.33%
48	9.64%
49	9.33%
50	9.33%
51	9.97%
52	9.33%
53	9.64%
54	9.33%
55	9.64%
56	9.33%
57	9.33%
58	9.64%
59	9.33%
60	9.64%

Excess Spread

Period	Forward LIBOR	Excess Spread
1	1.120	6.92%
2	1.198	6.99%
3	1.186	7.14%
4	1.225	7.00%
5	1.347	7.00%
6	1.414	6.91%
7	1.512	6.93%
8	1.687	6.76%
9	1.790	6.71%
10	1.925	6.72%
11	2.097	6.54%
12	2.211	6.57%
13	2.366	6.40%
14	2.548	6.28%
15	2.674	6.52%
16	2.806	6.10%
17	2.944	6.12%
18	3.078	5.89%
19	3.201	5.90%
20	3.309	5.67%
21	3.430	5.55%
22	3.550	5.57%
23	3.598	5.39%
24	3.716	5.41%
25	3.827	5.17%
26	3.887	5.11%
27	4.001	5.45%
28	4.062	4.94%
29	4.098	5.06%
30	4.197	4.82%
31	4.284	4.89%
32	4.272	4.74%
33	4.367	4.66%
34	4.447	4.75%
35	4.440	4.59%
36	4.534	4.67%
37	4.602	4.44%
38	4.604	4.29%
39	4.689	4.73%
40	4.754	4.20%
41	4.755	4.39%
42	4.832	4.17%
43	4.899	4.31%
44	4.905	4.14%
45	4.984	4.07%
46	5.042	4.20%
47	5.052	4.01%
48	5.126	4.13%
49	5.184	3.90%
50	5.207	3.88%
51	5.273	4.20%
52	5.307	3.80%
53	5.245	4.04%
54	5.311	3.80%
55	5.295	4.00%
56	5.151	3.95%
57	5.205	3.90%
58	5.259	4.04%
59	5.314	3.80%
60	5.370	3.94%

Breakeven CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100 PPC, Forward LIBOR, 100% Loss Severity, Trigger fails and No stepdown, 6 month lag, 100% servicer advance.

Class	Breakeven CDR	Collateral Cum Loss
Class M-1	10.7	26.89
Class M-2	7.1	19.18
Class B	4.8	13.61

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 11/01/03 cutoff date. The final numbers will be found in the prospectus supplement. The final pool will consist of two groups. Group 1 and Group 2 will have outstanding balances of approximately $128,473,974 and $119,110,101, respectively. In Group 2, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively

		Min	Max
Total Number of Loans	5,643		
Total Outstanding Loan Balance	$ 247,584,074.83		
Average Loan Current Balance	$ 43,874.55	$ 6,698.03	$ 400,000.00
Weighted Average Combined LTV	95.88 %	17.33 %	100.00 %
Weighted Average Coupon	10.17 %	5.75 %	15.00 %
Weighted Average FICO (Non-Zero)	677		
Weighted Average Age (Months)	3		
% Prepayment Penalties	46.98 %		
% Second Liens	99.31 %		
% Fixed Rate	100.00%		

Principle Balance at Origination	Number of Loans	Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,393	$ 25,594,257.09	10.34	655	95.95	10.882	84.76
25,000.01 - 50,000.00	2,470	$ 90,349,154.81	36.49	670	97.09	10.269	94.36
50,000.01 - 75,000.00	1,236	$ 75,661,318.91	30.56	680	96.41	10.081	97.14
75,000.01 - 100,000.00	386	$ 33,503,183.66	13.53	686	95.39	9.739	98.02
100,000.01 - 125,000.00	80	$ 9,190,015.76	3.71	700	94.08	9.822	94.83
125,000.01 - 150,000.00	35	$ 4,778,959.18	1.93	699	91.34	10.307	96.86
150,000.01 - 175,000.00	15	$ 2,397,184.25	0.97	697	91.48	10.240	86.51
175,000.01 - 200,000.00	18	$ 3,521,320.99	1.42	705	85.32	9.280	94.32
200,000.01 - 225,000.00	5	$ 1,088,680.18	0.44	699	82.03	10.028	79.58
225,000.01 - 250,000.00	3	$ 750,000.00	0.30	680	76.99	10.167	66.67
325,000.01 - 350,000.00	1	$ 350,000.00	0.14	753	90.00	9.875	100.00
375,000.01 - 400,000.00	1	$ 400,000.00	0.16	646	53.97	9.000	100.00
Total:	**5,643**	**$ 247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

Scheduled Balance	Number of Loans	Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,397	$ 25,688,971.91	10.38	655	95.96	10.879	84.82
25,000.01 - 50,000.00	2,468	$ 90,324,354.58	36.48	670	97.09	10.268	94.36
50,000.01 - 75,000.00	1,236	$ 75,686,218.53	30.57	680	96.41	10.082	97.14
75,000.01 - 100,000.00	385	$ 33,428,369.45	13.50	687	95.38	9.737	98.02
100,000.01 - 125,000.00	80	$ 9,190,015.76	3.71	700	94.08	9.822	94.83
125,000.01 - 150,000.00	34	$ 4,758,959.18	1.92	699	91.35	10.311	96.85
150,000.01 - 175,000.00	15	$ 2,397,184.25	0.97	697	91.48	10.240	86.51
175,000.01 - 200,000.00	18	$ 3,521,320.99	1.42	705	85.32	9.280	94.32
200,000.01 - 225,000.00	5	$ 1,088,680.18	0.44	699	82.03	10.028	79.58
225,000.01 - 250,000.00	3	$ 750,000.00	0.30	680	76.99	10.167	66.67
325,000.01 - 350,000.00	1	$ 350,000.00	0.14	753	90.00	9.875	100.00
375,000.01 - 400,000.00	1	$ 400,000.00	0.16	646	53.97	9.000	100.00
Total:	**5,643**	**$ 247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

FICO	Number of Loans	Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
n/a	47	$ 2,003,370.28	0.81	-	98.93	10.610	97.49
526 - 550	16	$ 232,500.56	0.09	541	90.97	12.302	100.00
551 - 575	111	$ 1,880,337.07	0.76	563	94.42	11.908	100.00
576 - 600	185	$ 5,088,963.11	2.06	590	97.75	11.632	98.14
601 - 625	797	$ 29,925,796.63	12.09	616	97.60	10.830	99.19
626 - 650	1,124	$ 47,573,044.02	19.21	637	96.67	10.850	98.51
651 - 675	1,019	$ 45,172,150.50	18.25	663	96.28	10.592	96.87
676 - 700	813	$ 38,979,903.45	15.74	688	96.60	9.959	93.39
701 - 725	651	$ 32,599,422.54	13.17	712	95.28	9.412	89.93
726 - 750	449	$ 22,257,603.50	8.99	737	94.59	9.081	91.31
751 - 775	280	$ 14,651,311.93	5.92	761	92.91	9.133	86.76
776 - 800	136	$ 6,522,731.79	2.63	785	89.15	8.757	82.41
801 - 825	14	$ 636,939.45	0.26	807	80.57	7.486	91.71
826 - 850	1	$ 60,000.00	0.02	839	79.88	7.000	100.00
Total:	**5,643**	**$ 247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

Original Term	Number of Loans	Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 60	15	$ 277,711.42	0.11	627	94.33	9.519	100.00
61 - 120	191	$ 3,536,698.08	1.43	629	95.23	10.298	97.59
121 - 180	3,248	$ 145,194,673.65	58.64	685	95.18	9.953	92.98
181 - 240	1,510	$ 61,349,458.74	24.78	652	98.60	10.552	99.27
241 - 300	6	$ 259,672.44	0.10	700	96.30	9.845	100.00
301 - 360	673	$ 36,965,860.50	14.93	687	94.22	10.375	92.64
Total:	**5,643**	**$ 247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

Remaining Term to Maturity	Number of Loans	Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 60	15	$ 277,711.42	0.11	627	94.33	9.519	100.00
61 - 120	191	$ 3,536,698.08	1.43	629	95.23	10.298	97.59
121 - 180	3,248	$ 145,194,673.65	58.64	685	95.18	9.953	92.98
181 - 240	1,510	$ 61,349,458.74	24.78	652	98.60	10.552	99.27
241 - 300	6	$ 259,672.44	0.10	700	96.30	9.845	100.00
301 - 360	673	$ 36,965,860.50	14.93	687	94.22	10.375	92.64
Total:	**5,643**	**$ 247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

Property Type	Number of Loans	Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	345	$ 16,370,486.41	6.61	694	92.93	10.480	75.88
Condominium	419	$ 16,445,933.01	6.64	676	97.50	10.158	94.56
PUD	753	$ 35,574,551.70	14.37	684	95.96	10.109	93.36
Single Family Residence	4,126	$ 179,193,103.71	72.38	673	95.99	10.153	96.52
Total:	**5,643**	**$ 247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

Occupancy Status	Number of Loans		Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Investment	371	$	10,988,506.27	4.44	713	89.77	10.649	-
Primary	5,215	$	234,140,786.18	94.57	674	96.26	10.154	100.00
Secondary	57	$	2,454,782.38	0.99	716	87.49	9.476	-
Total:	**5,643**	**$**	**247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

Purpose	Number of Loans		Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Purchase	4,110	$	178,049,840.09	71.91	680	97.69	10.323	93.81
Refinance - Cashout	1,196	$	55,100,223.59	22.26	668	90.88	9.781	96.23
Refinance - Rate Term	337	$	14,434,011.15	5.83	671	92.65	9.748	97.61
Total:	**5,643**	**$**	**247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

Combined LTV - Given	Number of Loans		Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
10.01 - 20.00	1	$	29,816.83	0.01	794	17.33	5.999	100.00
20.01 - 30.00	4	$	310,000.00	0.13	760	24.31	6.290	100.00
30.01 - 40.00	7	$	478,659.43	0.19	744	34.70	6.677	80.15
40.01 - 50.00	16	$	1,018,095.00	0.41	719	46.56	6.945	91.75
50.01 - 60.00	13	$	1,149,937.30	0.46	706	55.73	8.328	92.45
60.01 - 70.00	40	$	2,907,066.74	1.17	709	65.81	7.589	90.25
70.01 - 80.00	92	$	6,214,808.70	2.51	693	77.30	8.586	82.47
80.01 - 90.00	819	$	35,171,325.85	14.21	688	88.59	9.635	80.40
90.01 - 95.00	1,003	$	37,185,741.68	15.02	674	94.70	10.442	89.93
95.01 - 100.00	3,648	$	163,118,623.30	65.88	673	99.89	10.379	99.28
Total:	**5,643**	**$**	**247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

State	Number of Loans		Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
California	1,952	$	108,630,606.77	43.88	682	96.26	9.896	96.41
Florida	453	$	14,922,677.57	6.03	663	96.61	10.799	94.06
Nevada	386	$	14,873,477.94	6.01	682	97.49	10.386	83.53
New York	187	$	10,080,201.03	4.07	689	88.85	9.552	93.64
Arizona	306	$	9,779,558.65	3.95	674	95.60	10.435	84.94
Virginia	202	$	9,663,974.99	3.90	662	95.87	10.941	97.22
Washington	209	$	8,565,303.45	3.46	668	97.94	10.208	95.02
New Jersey	169	$	8,294,905.15	3.35	682	89.94	10.085	97.55
Texas	210	$	6,263,466.23	2.53	662	99.37	10.956	96.51
Colorado	142	$	5,749,715.91	2.32	672	95.93	10.135	96.08
Maryland	127	$	5,611,908.23	2.27	672	96.47	10.547	98.27
Oregon	146	$	4,812,062.62	1.94	681	97.23	10.267	94.47
Illinois	107	$	3,844,453.03	1.55	657	97.23	10.339	96.90
Minnesota	78	$	3,193,859.47	1.29	665	98.49	10.234	100.00
Ohio	103	$	2,788,239.57	1.13	665	97.31	10.578	95.49
Other	866	$	30,509,664.22	12.32	670	95.25	10.307	92.99
Total:	**5,643**	**$**	**247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

Documentation Type	Number of Loans		Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	2,525	$	96,997,301.44	39.18	661	97.16	9.876	95.14
NINA	129	$	7,128,405.93	2.88	709	86.28	10.315	90.96
Reduced	2,056	$	97,254,833.94	39.28	683	95.22	10.314	93.34
Stated/Stated	933	$	46,203,533.52	18.66	692	96.09	10.456	96.53
Total:	**5,643**	**$**	**247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

Current Rate	Number of Loans		Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	17	$	889,429.44	0.36	736	69.32	5.976	98.48
6.001 - 6.500	50	$	2,614,717.55	1.06	752	68.14	6.327	94.57
6.501 - 7.000	112	$	6,669,961.23	2.69	724	80.34	6.820	95.54
7.001 - 7.500	118	$	5,649,208.48	2.28	728	92.10	7.350	92.97
7.501 - 8.000	234	$	11,360,220.86	4.59	711	92.71	7.865	96.20
8.001 - 8.500	304	$	14,963,834.47	6.04	712	95.20	8.339	93.45
8.501 - 9.000	462	$	23,056,336.10	9.31	700	95.59	8.857	94.25
9.001 - 9.500	453	$	20,858,356.76	8.42	688	97.20	9.386	95.59
9.501 - 10.000	830	$	37,407,100.76	15.11	669	97.09	9.847	96.21
10.001 - 10.500	465	$	20,801,536.99	8.40	663	97.41	10.364	96.79
10.501 - 11.000	635	$	28,942,744.85	11.69	661	97.35	10.890	95.44
11.001 - 11.500	444	$	20,133,486.92	8.13	660	97.32	11.353	96.27
11.501 - 12.000	775	$	28,697,961.55	11.59	658	97.19	11.884	91.31
12.001 - 12.500	401	$	15,677,104.44	6.33	661	97.97	12.441	86.45
12.501 - 13.000	196	$	5,521,487.62	2.23	644	98.77	12.905	97.97
13.001 - 13.500	62	$	1,938,781.14	0.78	640	99.41	13.411	98.48
13.501 - 14.000	62	$	1,973,946.83	0.80	619	98.26	13.863	98.93
14.001 - 14.500	11	$	252,326.43	0.10	623	98.01	14.359	100.00
14.501 - 15.000	12	$	175,532.41	0.07	571	94.54	14.903	100.00
Total:	**5,643**	**$**	**247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

Prepay Penalty Period	Number of Loans		Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0	2,914	$	131,271,778.83	53.02	687	94.33	9.892	93.16
3	5	$	373,400.00	0.15	675	90.27	9.774	93.40
6	84	$	6,862,873.14	2.77	699	89.52	10.785	85.52
12	332	$	17,623,334.39	7.12	682	96.44	10.516	94.14
24	866	$	33,148,029.38	13.39	640	98.85	10.356	99.39
30	2	$	86,182.26	0.03	636	100.00	9.990	100.00
36	1,272	$	51,464,743.02	20.79	668	98.58	10.529	97.22
48	1	$	24,983.19	0.01	628	90.00	7.990	100.00
60	167	$	6,728,750.62	2.72	674	96.14	10.392	88.46
Total:	**5,643**	**$**	**247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

HEMT HOME EQUITY TRUST 2003-7

Lien Position	Number of Loans	Aggregate Schedule Balance	% of Loans by Scheduled Balance	Weighted Average Fico	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
1	24	$ 1,712,902.54	0.69	759	51.85	6.699	76.10
2	5,619	$ 245,871,172.29	99.31	676	96.19	10.193	94.70
Total:	**5,643**	**$ 247,584,074.83**	**100.00**	**677**	**95.88**	**10.169**	**94.57**

DERIVED INFORMATION [12/8/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2003-7

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

Class	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)
Class M-1	50	Fwd	7.8	33.08
Class M-1	75	Fwd	9.3	29.49
Class M-1	100	Fwd	10.7	26.89
Class M-1	50	Fwd + 150	6.2	27.83
Class M-1	75	Fwd + 150	7.7	25.45
Class M-1	100	Fwd + 150	9.2	23.81
Class M-2	50	Fwd	5.6	25.69
Class M-2	75	Fwd	6.4	21.91
Class M-2	100	Fwd	7.2	19.41
Class M-2	50	Fwd + 150	4.2	20.30
Class M-2	75	Fwd + 150	5	17.80
Class M-2	100	Fwd + 150	5.8	16.10

DERIVED INFORMATION [12/8/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 03-7 Class B Zero Yield Table

Prepay	100 PPC
Severity	100%
Lag	6 months
Advance	100%
Stepdown	NO

** Zero yield CDR is the highest CDR for the Class B to have a positive yield based on the above scenario

	Fwd	Fwd+200
Yield	0.6	0.8
CDR	6.1	4.5
Collateral Cum Loss	45,432,165.15 (16.83%)	34,688,267.80 (12.85%)

** V4 STRUCTURE **

DERIVED INFORMATION [12/8/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2003-7 Class A-1 (Short AAA) DM and WAL Table

Settlement Date: 12/22/03
Investor Settlement: 12/23/03
CutOff: 12/01/03

Price	*50 PPC, Call (Y)*	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*150 PPC, Call (Y)*	*200 PPC, Call (Y)*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
99-31	19	20	21	21	22
100-00	18	18	18	18	18
100-01	17	16	15	15	14
WAL	2.3	1.6	1.2	0.9	0.7

DERIVED INFORMATION [12/8/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2003-7 Class A-1 (Short AAA) DM and WAL Table

Settlement Date: 12/22/03
Investor Settlement: 12/23/03
CutOff: 12/01/03

Price	*50 PPC, Call (Y)*	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*150 PPC, Call (Y)*	*200 PPC, Call (Y)*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
99-31	19	20	21	21	22
100-00	18	18	18	18	18
100-01	17	16	15	15	14
WAL	2.3	1.6	1.2	0.9	0.7

DERIVED INFORMATION [12/8/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2003-7

Assumptions:

Prepay	100 PPC
LIBOR	forward LIBOR
Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO
Optional Redemptic	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumption:
(CDR increment is 0.1%)

Class	Breakeven CDR	Cum Loss (%)
Class A-2	15.9	36.29

DERIVED INFORMATION [12/9/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2003-7

1. a) Using CPR and CDR vectors in the attached FFTW VECTORS sheet, please find the percentage of the CDR vector required for first principal loss (with the cumulative loss, average life, pay window).

Assumptions:

Advance	100%
Recovery Lag	0 months
Severity	100%
StepDown	NO

(FFTW CDR % indicated below is the FFTW CDR % in 1.00% increment required for the first principal loss. Any FFTW CDR % less than the specified value, in 1.00% increments, will not result in principal loss.)

Class	FFTW CPR (%)	Libor	FFTW CDR (%)	Collateral Cum Loss (%)	Principal Pay Window	WAL
Class B	100%	Fwd	213%	36,422,021 (13.49%)	11/10 - 08/27	9.30
Class B	100%	*Fwd + 150	177%	31,028,585 (11.49%)	02/11 - 08/27	9.60

* Rate Shock occurs after 6 months [See Sheet Fwd Curve]

2. Using the CPR vectors in the attached FFTW VECTORS sheet, please find first principal loss CDR (flat), cumulative loss, average life, and pay window under the following assumptions:

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO

(FFTW CDR % indicated below is the FFTW CDR % in 0.10% increment required for the first principal loss. Any FFTW CDR % less than the specified value, in 0.10% increments, will not result in principal loss.)

Class	FFTW CPR (%)	Libor	CDR (%)	Collateral Cum Loss (%)	Principal Pay Window	WAL
Class B	100%	Fwd	4.9%	39,987,908 (14.81%)	02/11 - 08/27	9.66
Class B	100%	*Fwd + 150	3.9%	32,547,278 (12.05%)	06/11 - 08/27	10.09

* Rate Shock occurs after 6 months [See Sheet Fwd Curve]

HEMT 2003-7

Stress vectors for FFTW

NO AGE ADJUSTMENT

Period	CPR Vector	CDR Vector
1	2.915	0.000
2	5.829	0.000
3	8.744	0.000
4	11.659	0.021
5	14.574	0.002
6	17.468	0.039
7	18.514	0.122
8	19.539	0.133
9	20.529	0.099
10	21.519	0.314
11	22.508	0.340
12	23.498	0.561
13	26.042	0.687
14	26.166	0.909
15	26.165	1.122
16	26.164	1.273
17	26.163	1.484
18	26.162	1.692
19	26.249	1.849
20	26.337	2.072
21	26.375	2.161
22	26.413	2.421
23	26.451	2.448
24	26.488	2.635
25	29.923	2.673
26	29.675	3.207
27	29.193	3.380
28	28.711	3.556
29	28.229	3.683
30	27.747	3.559
31	27.433	3.722
32	27.118	3.765
33	26.804	3.860
34	26.489	4.064
35	26.175	4.088
36	25.860	4.102
37	31.333	4.076
38	31.285	4.009
39	30.873	3.800
40	30.461	3.807
41	30.049	3.817
42	29.637	3.793
43	29.485	3.917
44	29.333	3.822
45	29.181	3.609
46	29.029	3.555
47	28.877	3.625
48	28.725	3.561
49	28.352	3.662
50	28.291	3.668
51	28.196	3.538
52	28.102	3.702
53	28.007	3.667
54	27.912	3.656
55	27.817	3.783
56	27.722	3.702
57	27.627	3.513
58	27.532	3.571
59	27.437	3.606
60	27.342	3.408
61	27.977	3.374
62	27.889	3.340
63	27.801	3.306
64	27.713	3.273
65	27.625	3.241
66	27.537	3.208
67	27.449	3.176
68	27.361	3.144
69	27.272	3.113
70	27.184	3.082
71	27.096	3.051
72	27.008	3.020
Thereafter	27.008	2.990

PERIOD	FWD	FWD + 150 (Shock occurs after 6 Months)
1	1.198	1.198
2	1.186	1.186
3	1.225	1.225
4	1.347	1.347
5	1.414	1.414
6	1.512	1.512
7	1.687	3.187
8	1.79	3.29
9	1.925	3.425
10	2.097	3.597
11	2.211	3.711
12	2.366	3.866
13	2.548	4.048
14	2.674	4.174
15	2.806	4.306
16	2.944	4.444
17	3.078	4.578
18	3.201	4.701
19	3.309	4.809
20	3.43	4.93
21	3.55	5.05
22	3.598	5.098
23	3.716	5.216
24	3.827	5.327
25	3.887	5.387
26	4.001	5.501
27	4.062	5.562
28	4.098	5.598
29	4.197	5.697
30	4.284	5.784
31	4.272	5.772
32	4.367	5.867
33	4.447	5.947
34	4.44	5.94
35	4.534	6.034
36	4.602	6.102
37	4.604	6.104
38	4.689	6.189
39	4.754	6.254
40	4.755	6.255
41	4.832	6.332
42	4.899	6.399
43	4.905	6.405
44	4.984	6.484
45	5.042	6.542
46	5.052	6.552
47	5.126	6.626
48	5.184	6.684
49	5.207	6.707
50	5.273	6.773
51	5.307	6.807

52	5.245	6.745
53	5.311	6.811
54	5.295	6.795
55	5.151	6.651
56	5.205	6.705
57	5.259	6.759
58	5.314	6.814
59	5.37	6.87
60	5.283	6.783
61	5.276	6.776
62	5.324	6.824
63	5.367	6.867
64	5.416	6.916
65	5.463	6.963
66	5.509	7.009
67	5.557	7.057
68	5.605	7.105
69	5.649	7.149
70	5.697	7.197
71	5.746	7.246
72	5.581	7.081
73	5.543	7.043
74	5.579	7.079
75	5.615	7.115
76	5.655	7.155
77	5.694	7.194
78	5.733	7.233
79	5.773	7.273
80	5.812	7.312
81	5.853	7.353
82	5.892	7.392
83	5.93	7.43
84	5.788	7.288
85	5.736	7.236
86	5.767	7.267
87	5.797	7.297
88	5.83	7.33
89	5.862	7.362
90	5.898	7.398
91	5.93	7.43
92	5.961	7.461
93	5.995	7.495
94	6.028	7.528
95	6.06	7.56
96	5.962	7.462
97	5.931	7.431
98	5.96	7.46
99	5.988	7.488
100	6.016	7.516
101	6.043	7.543
102	6.091	7.591
103	6.128	7.628

104	6.16	7.66
105	6.189	7.689
106	6.216	7.716
107	6.247	7.747
108	6.139	7.639
109	6.118	7.618
110	6.142	7.642
111	6.165	7.665
112	6.192	7.692
113	6.22	7.72
114	6.247	7.747
115	6.271	7.771
116	6.298	7.798
117	6.324	7.824
118	6.349	7.849
119	6.375	7.875
120	6.151	7.651
121	6.071	7.571
122	6.091	7.591
123	6.107	7.607
124	6.128	7.628
125	6.149	7.649
126	6.17	7.67
127	6.188	7.688
128	6.208	7.708
129	6.228	7.728
130	6.25	7.75
131	6.271	7.771
132	6.327	7.827
133	6.364	7.864
134	6.385	7.885
135	6.403	7.903
136	6.426	7.926
137	6.446	7.946
138	6.469	7.969
139	6.491	7.991
140	6.512	8.012
141	6.532	8.032
142	6.553	8.053
143	6.575	8.075
144	6.265	7.765
145	6.156	7.656
146	6.169	7.669
147	6.182	7.682
148	6.198	7.698
149	6.212	7.712
150	6.246	7.746
151	6.269	7.769
152	6.284	7.784
153	6.3	7.8
154	6.314	7.814
155	6.328	7.828

156	6.393	7.893
157	6.431	7.931
158	6.447	7.947
159	6.46	7.96
160	6.477	7.977
161	6.491	7.991
162	6.51	8.01
163	6.525	8.025
164	6.541	8.041
165	6.557	8.057
166	6.572	8.072
167	6.59	8.09
168	6.636	8.136
169	6.662	8.162
170	6.679	8.179
171	6.692	8.192
172	6.71	8.21
173	6.725	8.225
174	6.745	8.245
175	6.762	8.262
176	6.781	8.281
177	6.797	8.297
178	6.812	8.312
179	6.83	8.33
180	6.225	7.725
181	6.01	7.51
182	6.015	7.515
183	6.02	7.52
184	6.029	7.529
185	6.037	7.537
186	6.039	7.539
187	6.044	7.544
188	6.052	7.552
189	6.059	7.559
190	6.065	7.565
191	6.072	7.572
192	6.096	7.596
193	6.111	7.611
194	6.118	7.618
195	6.124	7.624
196	6.133	7.633
197	6.139	7.639
198	6.164	7.664
199	6.179	7.679
200	6.186	7.686
201	6.193	7.693
202	6.2	7.7
203	6.208	7.708
204	6.255	7.755
205	6.276	7.776
206	6.284	7.784
207	6.29	7.79

208	6.3	7.8
209	6.307	7.807
210	6.312	7.812
211	6.319	7.819
212	6.327	7.827
213	6.336	7.836
214	6.343	7.843
215	6.351	7.851
216	6.396	7.896
217	6.422	7.922
218	6.43	7.93
219	6.436	7.936
220	6.446	7.946
221	6.454	7.954
222	6.463	7.963
223	6.469	7.969
224	6.477	7.977
225	6.487	7.987
226	6.494	7.994
227	6.503	8.003
228	6.551	8.051
229	6.577	8.077
230	6.587	8.087
231	6.593	8.093
232	6.603	8.103
233	6.611	8.111
234	6.621	8.121
235	6.628	8.128
236	6.638	8.138
237	6.647	8.147
238	6.655	8.155
239	6.666	8.166
240	5.898	7.398
241	5.664	7.164
242	5.665	7.165
243	5.664	7.164
244	5.665	7.165
245	5.667	7.167
246	5.681	7.181
247	5.685	7.185
248	5.687	7.187
249	5.687	7.187
250	5.687	7.187
251	5.688	7.188
252	5.722	7.222
253	5.737	7.237
254	5.737	7.237
255	5.737	7.237
256	5.739	7.239
257	5.741	7.241
258	5.733	7.233
259	5.73	7.23

260	5.731	7.231
261	5.732	7.232
262	5.734	7.234
263	5.735	7.235
264	5.768	7.268
265	5.783	7.283
266	5.784	7.284
267	5.784	7.284
268	5.787	7.287
269	5.787	7.287
270	5.78	7.28
271	5.778	7.278
272	5.779	7.279
273	5.78	7.28
274	5.781	7.281
275	5.783	7.283
276	5.818	7.318
277	5.831	7.331
278	5.833	7.333
279	5.833	7.333
280	5.836	7.336
281	5.837	7.337
282	5.83	7.33
283	5.828	7.328
284	5.829	7.329
285	5.832	7.332
286	5.832	7.332
287	5.834	7.334
288	5.847	7.347
289	5.854	7.354
290	5.855	7.355
291	5.857	7.357
292	5.858	7.358
293	5.859	7.359
294	5.873	7.373
295	5.88	7.38
296	5.882	7.382
297	5.884	7.384
298	5.885	7.385
299	5.888	7.388
300	5.512	7.012
301	5.397	6.897
302	5.396	6.896
303	5.392	6.892
304	5.392	6.892
305	5.39	6.89
306	5.378	6.878
307	5.37	6.87
308	5.369	6.869
309	5.367	6.867
310	5.365	6.865
311	5.364	6.864

312	5.392	6.892
313	5.403	6.903
314	5.4	6.9
315	5.398	6.898
316	5.397	6.897
317	5.397	6.897
318	5.381	6.881
319	5.375	6.875
320	5.374	6.874
321	5.372	6.872
322	5.37	6.87
323	5.369	6.869
324	5.396	6.896
325	5.407	6.907
326	5.406	6.906
327	5.403	6.903
328	5.403	6.903
329	5.402	6.902
330	5.387	6.887
331	5.38	6.88
332	5.379	6.879
333	5.378	6.878
334	5.377	6.877
335	5.375	6.875
336	5.382	6.882
337	5.383	6.883
338	5.382	6.882
339	5.38	6.88
340	5.38	6.88
341	5.378	6.878
342	5.384	6.884
343	5.387	6.887
344	5.385	6.885
345	5.385	6.885
346	5.382	6.882
347	5.382	6.882
348	5.407	6.907
349	5.418	6.918
350	5.417	6.917
351	5.415	6.915
352	5.415	6.915
353	5.414	6.914
354	5.401	6.901
355	5.392	6.892
356	5.391	6.891
357	5.39	6.89
358	5.388	6.888
359	5.387	6.887
360	5.535	7.035

HEMT03-7 - CF - 1 - A - 100 PPC

100 PPC
LIBOR_1MO=1.12

Period	Date	Principal	Interest	Cash Flow	Balance	Princ Writedown	Accrued Interest
Total		205,200,000.00	6,828,131.30	212,028,131.30		0	6,828,131.30
0	23-Dec-03	0	0	0	205,200,000.00	0	0
1	25-Jan-04	2,806,301.45	285,912.00	3,092,213.45	202,393,698.55	0	285,912.00
2	25-Feb-04	4,844,716.08	264,910.86	5,109,626.94	197,548,982.47	0	264,910.86
3	25-Mar-04	5,317,664.22	241,887.75	5,559,551.97	192,231,318.25	0	241,887.75
4	25-Apr-04	5,725,575.75	251,609.44	5,977,185.18	186,505,742.50	0	251,609.44
5	25-May-04	6,154,112.52	236,240.61	6,390,353.13	180,351,629.99	0	236,240.61
6	25-Jun-04	6,540,560.35	236,060.24	6,776,620.59	173,811,069.64	0	236,060.24
7	25-Jul-04	6,932,088.11	220,160.69	7,152,248.80	166,878,981.53	0	220,160.69
8	25-Aug-04	7,277,974.67	218,426.04	7,496,400.71	159,601,006.87	0	218,426.04
9	25-Sep-04	7,592,181.65	208,899.98	7,801,081.63	152,008,825.22	0	208,899.98
10	25-Oct-04	7,761,136.51	192,544.51	7,953,681.02	144,247,688.71	0	192,544.51
11	25-Nov-04	7,538,462.01	188,804.20	7,727,266.20	136,709,226.71	0	188,804.20
12	25-Dec-04	6,862,767.92	173,165.02	7,035,932.94	129,846,458.78	0	173,165.02
13	25-Jan-05	5,870,105.72	169,954.59	6,040,060.31	123,976,353.06	0	169,954.59
14	25-Feb-05	5,707,928.51	162,271.27	5,870,199.78	118,268,424.56	0	162,271.27
15	25-Mar-05	5,550,199.62	139,819.56	5,690,019.17	112,718,224.94	0	139,819.56
16	25-Apr-05	5,396,797.63	147,535.63	5,544,333.26	107,321,427.31	0	147,535.63
17	25-May-05	5,247,604.43	135,940.47	5,383,544.91	102,073,822.88	0	135,940.47
18	25-Jun-05	5,102,505.12	133,603.29	5,236,108.41	96,971,317.76	0	133,603.29
19	25-Jul-05	4,961,387.92	122,830.34	5,084,218.25	92,009,929.85	0	122,830.34
20	25-Aug-05	4,824,144.09	120,430.77	4,944,574.86	87,185,785.76	0	120,430.77
21	25-Sep-05	4,690,667.85	114,116.51	4,804,784.36	82,495,117.91	0	114,116.51
22	25-Oct-05	4,560,856.32	104,493.82	4,665,350.14	77,934,261.58	0	104,493.82
23	25-Nov-05	4,434,609.40	102,007.29	4,536,616.69	73,499,652.19	0	102,007.29
24	25-Dec-05	4,311,829.70	93,099.56	4,404,929.26	69,187,822.49	0	93,099.56
25	25-Jan-06	4,192,422.51	90,559.17	4,282,981.69	64,995,399.97	0	90,559.17
26	25-Feb-06	4,076,295.69	85,071.76	4,161,367.45	60,919,104.28	0	85,071.76
27	25-Mar-06	3,963,359.60	72,019.92	4,035,379.52	56,955,744.67	0	72,019.92
28	25-Apr-06	3,853,527.05	74,548.74	3,928,075.79	53,102,217.63	0	74,548.74
29	25-May-06	3,746,713.21	67,262.81	3,813,976.02	49,355,504.42	0	67,262.81
30	25-Jun-06	3,642,835.57	64,600.87	3,707,436.44	45,712,668.85	0	64,600.87
31	25-Jul-06	3,541,813.87	57,902.71	3,599,716.58	42,170,854.98	0	57,902.71
32	25-Aug-06	3,443,570.03	55,196.96	3,498,767.00	38,727,284.95	0	55,196.96
33	25-Sep-06	3,348,028.10	50,689.71	3,398,717.82	35,379,256.84	0	50,689.71
34	25-Oct-06	3,255,114.20	44,813.73	3,299,927.92	32,124,142.65	0	44,813.73
35	25-Nov-06	3,164,756.45	42,046.93	3,206,803.38	28,959,386.20	0	42,046.93
36	25-Dec-06	3,076,884.94	36,681.89	3,113,566.83	25,882,501.26	0	36,681.89
37	25-Jan-07	0	33,877.32	33,877.32	25,882,501.26	0	33,877.32
38	25-Feb-07	0	33,877.32	33,877.32	25,882,501.26	0	33,877.32
39	25-Mar-07	0	30,598.87	30,598.87	25,882,501.26	0	30,598.87

40	25-Apr-07	0	33,877.32	33,877.32	25,882,501.26	0	33,877.32
41	25-May-07	0	32,784.50	32,784.50	25,882,501.26	0	32,784.50
42	25-Jun-07	0	33,877.32	33,877.32	25,882,501.26	0	33,877.32
43	25-Jul-07	0	32,784.50	32,784.50	25,882,501.26	0	32,784.50
44	25-Aug-07	0	33,877.32	33,877.32	25,882,501.26	0	33,877.32
45	25-Sep-07	0	33,877.32	33,877.32	25,882,501.26	0	33,877.32
46	25-Oct-07	0	32,784.50	32,784.50	25,882,501.26	0	32,784.50
47	25-Nov-07	0	33,877.32	33,877.32	25,882,501.26	0	33,877.32
48	25-Dec-07	0	32,784.50	32,784.50	25,882,501.26	0	32,784.50
49	25-Jan-08	0	33,877.32	33,877.32	25,882,501.26	0	33,877.32
50	25-Feb-08	0	33,877.32	33,877.32	25,882,501.26	0	33,877.32
51	25-Mar-08	0	31,691.68	31,691.68	25,882,501.26	0	31,691.68
52	25-Apr-08	0	33,877.32	33,877.32	25,882,501.26	0	33,877.32
53	25-May-08	0	32,784.50	32,784.50	25,882,501.26	0	32,784.50
54	25-Jun-08	210,688.18	33,877.32	244,565.50	25,671,813.09	0	33,877.32
55	25-Jul-08	728,755.29	32,517.63	761,272.92	24,943,057.79	0	32,517.63
56	25-Aug-08	708,408.27	32,647.69	741,055.96	24,234,649.52	0	32,647.69
57	25-Sep-08	688,623.26	31,720.46	720,343.73	23,546,026.26	0	31,720.46
58	25-Oct-08	669,384.85	29,824.97	699,209.82	22,876,641.40	0	29,824.97
59	25-Nov-08	650,678.05	29,942.98	680,621.03	22,225,963.36	0	29,942.98
60	25-Dec-08	632,488.26	28,152.89	660,641.15	21,593,475.09	0	28,152.89
61	25-Jan-09	614,801.32	28,263.46	643,064.78	20,978,673.77	0	28,263.46
62	25-Feb-09	597,603.41	27,458.75	625,062.17	20,381,070.36	0	27,458.75
63	25-Mar-09	580,881.13	24,094.95	604,976.08	19,800,189.23	0	24,094.95
64	25-Apr-09	564,621.41	25,916.25	590,537.66	19,235,567.82	0	25,916.25
65	25-May-09	548,811.55	24,365.05	573,176.61	18,686,756.27	0	24,365.05
66	25-Jun-09	533,439.22	24,458.89	557,898.10	18,153,317.05	0	24,458.89
67	25-Jul-09	518,492.38	22,994.20	541,486.58	17,634,824.68	0	22,994.20
68	25-Aug-09	503,959.36	23,082.03	527,041.38	17,130,865.32	0	23,082.03
69	25-Sep-09	489,828.78	22,422.40	512,251.18	16,641,036.53	0	22,422.40
70	25-Oct-09	476,089.61	21,078.65	497,168.25	16,164,946.93	0	21,078.65
71	25-Nov-09	462,731.07	21,158.12	483,889.19	15,702,215.86	0	21,158.12
72	25-Dec-09	449,742.71	19,889.47	469,632.18	15,252,473.16	0	19,889.47
73	25-Jan-10	437,114.35	19,963.79	457,078.15	14,815,358.80	0	19,963.79
74	25-Feb-10	424,836.11	19,391.66	444,227.77	14,390,522.70	0	19,391.66
75	25-Mar-10	412,898.35	17,012.80	429,911.14	13,977,624.35	0	17,012.80
76	25-Apr-10	401,291.71	18,295.16	419,586.87	13,576,332.64	0	18,295.16
77	25-May-10	390,007.09	17,196.69	407,203.77	13,186,325.55	0	17,196.69
78	25-Jun-10	379,035.62	17,259.44	396,295.06	12,807,289.93	0	17,259.44
79	25-Jul-10	368,368.70	16,222.57	384,591.27	12,438,921.23	0	16,222.57
80	25-Aug-10	357,997.94	16,281.17	374,279.11	12,080,923.29	0	16,281.17
81	25-Sep-10	347,915.20	15,812.59	363,727.78	11,733,008.09	0	15,812.59
82	25-Oct-10	338,112.54	14,861.81	352,974.35	11,394,895.55	0	14,861.81
83	25-Nov-10	328,582.25	14,914.65	343,496.91	11,066,313.30	0	14,914.65
84	25-Dec-10	319,316.85	14,017.33	333,334.18	10,746,996.45	0	14,017.33
85	25-Jan-11	310,309.02	17,768.37	328,077.39	10,436,687.43	0	17,768.37
86	25-Feb-11	301,551.68	17,255.32	318,807.01	10,135,135.74	0	17,255.32
87	25-Mar-11	293,037.93	15,135.14	308,173.07	9,842,097.81	0	15,135.14
88	25-Apr-11	284,761.06	16,272.27	301,033.33	9,557,336.75	0	16,272.27

89	25-May-11	276,714.53	15,291.74	292,006.27	9,280,622.22	0	15,291.74
90	25-Jun-11	268,892.00	15,343.96	284,235.96	9,011,730.22	0	15,343.96
91	25-Jul-11	261,287.30	14,418.77	275,706.06	8,750,442.93	0	14,418.77
92	25-Aug-11	266,660.54	14,467.40	281,127.94	8,483,782.38	0	14,467.40
93	25-Sep-11	246,343.18	14,026.52	260,369.70	8,237,439.20	0	14,026.52
94	25-Oct-11	239,366.81	13,179.90	252,546.71	7,998,072.39	0	13,179.90
95	25-Nov-11	232,584.92	13,223.48	245,808.40	7,765,487.47	0	13,223.48
96	25-Dec-11	225,992.16	12,424.78	238,416.94	7,539,495.31	0	12,424.78
97	25-Jan-12	219,583.28	12,465.30	232,048.58	7,319,912.03	0	12,465.30
98	25-Feb-12	213,353.23	12,102.25	225,455.49	7,106,558.79	0	12,102.25
99	25-Mar-12	207,297.07	10,991.48	218,288.55	6,899,261.72	0	10,991.48
100	25-Apr-12	201,409.99	11,406.78	212,816.77	6,697,851.73	0	11,406.78
101	25-May-12	195,687.32	10,716.56	206,403.88	6,502,164.42	0	10,716.56
102	25-Jun-12	190,124.52	10,750.25	200,874.76	6,312,039.90	0	10,750.25
103	25-Jul-12	184,717.17	10,099.26	194,816.43	6,127,322.73	0	10,099.26
104	25-Aug-12	179,460.98	10,130.51	189,591.49	5,947,861.75	0	10,130.51
105	25-Sep-12	174,351.77	9,833.80	184,185.57	5,773,509.98	0	9,833.80
106	25-Oct-12	169,385.47	9,237.62	178,623.09	5,604,124.51	0	9,237.62
107	25-Nov-12	175,770.04	9,265.49	185,035.53	5,428,354.47	0	9,265.49
108	25-Dec-12	159,543.66	8,685.37	168,229.03	5,268,810.80	0	8,685.37
109	25-Jan-13	154,991.92	8,711.10	163,703.02	5,113,818.88	0	8,711.10
110	25-Feb-13	150,567.68	8,454.85	159,022.52	4,963,251.20	0	8,454.85
111	25-Mar-13	145,466.61	7,411.79	152,878.40	4,817,784.59	0	7,411.79
112	25-Apr-13	141,322.91	7,965.40	149,288.31	4,676,461.68	0	7,965.40
113	25-May-13	137,295.16	7,482.34	144,777.50	4,539,166.53	0	7,482.34
114	25-Jun-13	133,380.16	7,504.76	140,884.92	4,405,786.37	0	7,504.76
115	25-Jul-13	129,574.79	7,049.26	136,624.05	4,276,211.57	0	7,049.26
116	25-Aug-13	125,876.02	7,070.00	132,946.03	4,150,335.55	0	7,070.00
117	25-Sep-13	122,280.90	6,861.89	129,142.79	4,028,054.65	0	6,861.89
118	25-Oct-13	118,786.55	6,444.89	125,231.44	3,909,268.10	0	6,444.89
119	25-Nov-13	115,390.19	6,463.32	121,853.51	3,793,877.91	0	6,463.32
120	25-Dec-13	112,089.10	6,070.20	118,159.30	3,681,788.81	0	6,070.20
121	25-Jan-14	108,880.64	6,087.22	114,967.86	3,572,908.17	0	6,087.22
122	25-Feb-14	105,762.24	5,907.21	111,669.45	3,467,145.92	0	5,907.21
123	25-Mar-14	102,731.41	5,177.60	107,909.02	3,364,414.51	0	5,177.60
124	25-Apr-14	99,785.72	5,562.50	105,348.22	3,264,628.79	0	5,562.50
125	25-May-14	96,922.81	5,223.41	102,146.22	3,167,705.97	0	5,223.41
126	25-Jun-14	94,140.38	5,237.27	99,377.66	3,073,565.59	0	5,237.27
127	25-Jul-14	91,436.20	4,917.70	96,353.91	2,982,129.39	0	4,917.70
128	25-Aug-14	88,808.10	4,930.45	93,738.55	2,893,321.29	0	4,930.45
129	25-Sep-14	86,253.96	4,783.62	91,037.58	2,807,067.34	0	4,783.62
130	25-Oct-14	83,771.73	4,491.31	88,263.04	2,723,295.61	0	4,491.31
131	25-Nov-14	81,359.42	4,502.52	85,861.93	2,641,936.19	0	4,502.52
132	25-Dec-14	79,015.07	4,227.10	83,242.17	2,562,921.11	0	4,227.10
133	25-Jan-15	76,736.81	4,237.36	80,974.18	2,486,184.30	0	4,237.36
134	25-Feb-15	74,522.80	4,110.49	78,633.29	2,411,661.50	0	4,110.49
135	25-Mar-15	72,371.25	3,601.41	75,972.66	2,339,290.25	0	3,601.41
136	25-Apr-15	70,280.42	3,867.63	74,148.04	2,269,009.84	0	3,867.63
137	25-May-15	68,248.62	3,630.42	71,879.03	2,200,761.22	0	3,630.42

138	25-Jun-15	66,274.21	3,638.59	69,912.80	2,134,487.01	0	3,638.59
139	25-Jul-15	64,355.60	3,415.18	67,770.78	2,070,131.41	0	3,415.18
140	25-Aug-15	62,491.22	3,422.62	65,913.84	2,007,640.18	0	3,422.62
141	25-Sep-15	60,679.58	3,319.30	63,998.88	1,946,960.60	0	3,319.30
142	25-Oct-15	58,919.20	3,115.14	62,034.33	1,888,041.41	0	3,115.14
143	25-Nov-15	57,208.65	3,121.56	60,330.21	1,830,832.76	0	3,121.56
144	25-Dec-15	55,546.54	2,929.33	58,475.87	1,775,286.22	0	2,929.33
145	25-Jan-16	53,931.53	2,935.14	56,866.67	1,721,354.69	0	2,935.14
146	25-Feb-16	52,362.29	2,845.97	55,208.26	1,668,992.40	0	2,845.97
147	25-Mar-16	50,837.56	2,581.37	53,418.93	1,618,154.84	0	2,581.37
148	25-Apr-16	49,356.09	2,675.35	52,031.44	1,568,798.76	0	2,675.35
149	25-May-16	47,916.67	2,510.08	50,426.75	1,520,882.09	0	2,510.08
150	25-Jun-16	46,518.13	2,514.53	49,032.65	1,474,363.96	0	2,514.53
151	25-Jul-16	45,159.33	2,358.98	47,518.31	1,429,204.63	0	2,358.98
152	25-Aug-16	43,839.15	2,362.95	46,202.10	1,385,365.48	0	2,362.95
153	25-Sep-16	42,556.52	2,290.47	44,846.99	1,342,808.96	0	2,290.47
154	25-Oct-16	41,310.39	2,148.49	43,458.89	1,301,498.56	0	2,148.49
155	25-Nov-16	40,099.74	2,151.81	42,251.55	1,261,398.83	0	2,151.81
156	25-Dec-16	38,923.57	2,018.24	40,941.81	1,222,475.26	0	2,018.24
157	25-Jan-17	37,780.92	2,021.16	39,802.08	1,184,694.34	0	2,021.16
158	25-Feb-17	36,670.85	1,958.69	38,629.55	1,148,023.48	0	1,958.69
159	25-Mar-17	35,592.45	1,714.38	37,306.83	1,112,431.03	0	1,714.38
160	25-Apr-17	34,544.84	1,839.22	36,384.05	1,077,886.20	0	1,839.22
161	25-May-17	33,527.14	1,724.62	35,251.75	1,044,359.06	0	1,724.62
162	25-Jun-17	32,538.52	1,726.67	34,265.19	1,011,820.54	0	1,726.67
163	25-Jul-17	31,578.17	1,618.91	33,197.08	980,242.37	0	1,618.91
164	25-Aug-17	30,645.29	1,620.67	32,265.95	949,597.08	0	1,620.67
165	25-Sep-17	29,739.11	1,570.00	31,309.11	919,857.98	0	1,570.00
166	25-Oct-17	69,860.21	1,471.77	71,331.99	849,997.76	0	1,471.77
167	25-Nov-17	69,145.38	1,405.33	70,550.71	780,852.38	0	1,405.33
168	25-Dec-17	67,094.79	1,249.36	68,344.15	713,757.59	0	1,249.36
169	25-Jan-18	65,103.03	1,180.08	66,283.11	648,654.56	0	1,180.08
170	25-Feb-18	63,168.45	1,072.44	64,240.89	585,486.11	0	1,072.44
171	25-Mar-18	61,289.43	874.3259	62,163.76	524,196.68	0	874.3259
172	25-Apr-18	59,464.42	866.6718	60,331.09	464,732.26	0	866.6718
173	25-May-18	57,691.89	743.5716	58,435.46	407,040.37	0	743.5716
174	25-Jun-18	55,970.37	672.9734	56,643.34	351,070.00	0	672.9734
175	25-Jul-18	54,298.42	561.712	54,860.13	296,771.58	0	561.712
176	25-Aug-18	52,674.65	490.6623	53,165.31	244,096.93	0	490.6623
177	25-Sep-18	50,124.48	403.5736	50,528.06	193,972.45	0	403.5736
178	25-Oct-18	193,972.45	310.3559	194,282.80	0	0	310.3559

DERIVED INFORMATION [12/9/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 03-7

BREAKEVEN CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down with corresponding scenario assumptions. The table below is generated with the following assumptions:

Loss Severity	100%
Lag	6 month
Servicer Advance	100%
Stepdown	NO

HEMT 03-7 Class A-2

PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss (%)
50	SPOT	14.00%	48.69%
100	SPOT	17.90%	39.46%
200	SPOT	26.00%	32.42%

PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss (%)
50	FWD	11.10%	42.20%
100	FWD	15.90%	36.29%
200	FWD	25.10%	31.49%

PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss (%)
50	FWD+200	8.70%	35.78%
100	FWD+200	13.70%	32.53%
200	FWD+200	23.30%	29.58%

DERIVED INFORMATION [12/10/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2003-7 Class A-2 WAL Table

Settlement Date: 12/22/03
Investor Settlement: 12/23/03
CutOff: 12/01/03

Price	5 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR	60 CPR
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100	25	25	25	25	25	25	25
WAL	4.21	2.42	1.27	0.85	0.63	0.50	0.40
Principal Window	Jan04 - Oct13	Jan04 - Oct09	Jan04 - Dec06	Jan04 - Nov05	Jan04 - Apr05	Jan04 - Jan05	Jan04 - Oct04

DERIVED INFORMATION [12/10/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2003-7 Class A-2 WAL Table

Settlement Date: 12/22/03
Investor Settlement: 12/23/03
CutOff: 12/01/03

Price	5 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR	60 CPR
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100	25	25	25	25	25	25	25
WAL	4.21	2.42	1.27	0.85	0.63	0.50	0.40
Principal Window	Jan04 - Oct13	Jan04 - Oct09	Jan04 - Dec06	Jan04 - Nov05	Jan04 - Apr05	Jan04 - Jan05	Jan04 - Oct04

HEMT03-7_final - CF - 1 - A1 - 100 PPC

100 PPC
LIBOR_1MO=1.12

Period	Date	Principal	Interest	Cash Flow	Balance	Princ Writedown	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon
Total		82,200,000.00	2,734,956.61	84,934,956.61		0	2,734,956.61	0		0		0	
0	23-Dec-03	0	0	0	82,200,000.00	0	0	0	0	0	0	0	0
1	25-Jan-04	1,124,161.69	114,532.00	1,238,693.69	81,075,838.31	0	114,532.00	0	0	0	0	0	1.52
2	25-Feb-04	1,945,385.08	106,119.26	2,051,504.35	79,130,453.22	0	106,119.26	0	0	0	0	0	1.52
3	25-Mar-04	2,134,408.38	96,890.84	2,231,299.22	76,996,044.84	0	96,890.84	0	0	0	0	0	1.52
4	25-Apr-04	2,297,946.81	100,779.27	2,398,726.08	74,698,098.03	0	100,779.27	0	0	0	0	0	1.52
5	25-May-04	2,469,308.22	94,617.59	2,563,925.81	72,228,789.81	0	94,617.59	0	0	0	0	0	1.52
6	25-Jun-04	2,624,065.79	94,539.46	2,718,605.25	69,604,724.02	0	94,539.46	0	0	0	0	0	1.52
7	25-Jul-04	2,780,588.35	88,165.98	2,868,754.33	66,824,135.67	0	88,165.98	0	0	0	0	0	1.52
8	25-Aug-04	2,919,060.45	87,465.37	3,006,525.82	63,905,075.22	0	87,465.37	0	0	0	0	0	1.52
9	25-Sep-04	3,044,708.54	83,644.64	3,128,353.19	60,860,366.68	0	83,644.64	0	0	0	0	0	1.52
10	25-Oct-04	3,112,059.30	77,089.80	3,189,149.10	57,748,307.38	0	77,089.80	0	0	0	0	0	1.52
11	25-Nov-04	3,022,726.11	75,586.12	3,098,312.23	54,725,581.27	0	75,586.12	0	0	0	0	0	1.52
12	25-Dec-04	2,711,064.15	69,319.07	2,780,383.22	52,014,517.12	0	69,319.07	0	0	0	0	0	1.52
13	25-Jan-05	2,351,475.10	68,081.22	2,419,556.32	49,663,042.02	0	68,081.22	0	0	0	0	0	1.52
14	25-Feb-05	2,286,509.37	65,003.40	2,351,512.78	47,376,532.65	0	65,003.40	0	0	0	0	0	1.52
15	25-Mar-05	2,223,325.58	56,009.59	2,279,335.17	45,153,207.07	0	56,009.59	0	0	0	0	0	1.52
16	25-Apr-05	2,161,875.07	59,100.53	2,220,975.60	42,991,331.99	0	59,100.53	0	0	0	0	0	1.52
17	25-May-05	2,102,110.55	54,455.69	2,156,566.23	40,889,221.45	0	54,455.69	0	0	0	0	0	1.52
18	25-Jun-05	2,043,985.97	53,519.45	2,097,505.42	38,845,235.48	0	53,519.45	0	0	0	0	0	1.52
19	25-Jul-05	1,987,456.56	49,203.96	2,036,660.53	36,857,778.92	0	49,203.96	0	0	0	0	0	1.52
20	25-Aug-05	1,932,478.77	48,242.74	1,980,721.51	34,925,300.14	0	48,242.74	0	0	0	0	0	1.52
21	25-Sep-05	1,879,010.22	45,713.34	1,924,723.56	33,046,289.92	0	45,713.34	0	0	0	0	0	1.52
22	25-Oct-05	1,827,009.70	41,858.63	1,868,868.33	31,219,280.23	0	41,858.63	0	0	0	0	0	1.52
23	25-Nov-05	1,776,437.10	40,862.57	1,817,299.67	29,442,843.13	0	40,862.57	0	0	0	0	0	1.52
24	25-Dec-05	1,727,253.42	37,294.27	1,764,547.69	27,715,589.71	0	37,294.27	0	0	0	0	0	1.52
25	25-Jan-06	1,679,420.72	36,276.63	1,715,697.34	26,036,168.99	0	36,276.63	0	0	0	0	0	1.52
26	25-Feb-06	1,632,902.08	34,078.45	1,666,980.53	24,403,266.92	0	34,078.45	0	0	0	0	0	1.52
27	25-Mar-06	1,587,661.60	28,850.08	1,616,511.68	22,815,605.32	0	28,850.08	0	0	0	0	0	1.52
28	25-Apr-06	1,543,664.34	29,863.09	1,573,527.44	21,271,940.98	0	29,863.09	0	0	0	0	0	1.52
29	25-May-06	1,500,876.34	26,944.46	1,527,820.80	19,771,064.64	0	26,944.46	0	0	0	0	0	1.52
30	25-Jun-06	1,459,264.54	25,878.13	1,485,142.67	18,311,800.09	0	25,878.13	0	0	0	0	0	1.52
31	25-Jul-06	1,418,796.78	23,194.95	1,441,991.73	16,893,003.31	0	23,194.95	0	0	0	0	0	1.52
32	25-Aug-06	1,379,441.80	22,111.06	1,401,552.86	15,513,561.51	0	22,111.06	0	0	0	0	0	1.52
33	25-Sep-06	1,341,169.15	20,305.53	1,361,474.68	14,172,392.36	0	20,305.53	0	0	0	0	0	1.52
34	25-Oct-06	1,303,949.25	17,951.70	1,321,900.95	12,868,443.11	0	17,951.70	0	0	0	0	0	1.52
35	25-Nov-06	1,267,753.31	16,843.36	1,284,596.68	11,600,689.79	0	16,843.36	0	0	0	0	0	1.52
36	25-Dec-06	1,232,553.32	14,694.21	1,247,247.53	10,368,136.47	0	14,694.21	0	0	0	0	0	1.52
37	25-Jan-07	0	13,570.74	13,570.74	10,368,136.47	0	13,570.74	0	0	0	0	0	1.52
38	25-Feb-07	0	13,570.74	13,570.74	10,368,136.47	0	13,570.74	0	0	0	0	0	1.52
39	25-Mar-07	0	12,257.44	12,257.44	10,368,136.47	0	12,257.44	0	0	0	0	0	1.52
40	25-Apr-07	0	13,570.74	13,570.74	10,368,136.47	0	13,570.74	0	0	0	0	0	1.52
41	25-May-07	0	13,132.97	13,132.97	10,368,136.47	0	13,132.97	0	0	0	0	0	1.52
42	25-Jun-07	0	13,570.74	13,570.74	10,368,136.47	0	13,570.74	0	0	0	0	0	1.52
43	25-Jul-07	0	13,132.97	13,132.97	10,368,136.47	0	13,132.97	0	0	0	0	0	1.52
44	25-Aug-07	0	13,570.74	13,570.74	10,368,136.47	0	13,570.74	0	0	0	0	0	1.52
45	25-Sep-07	0	13,570.74	13,570.74	10,368,136.47	0	13,570.74	0	0	0	0	0	1.52
46	25-Oct-07	0	13,132.97	13,132.97	10,368,136.47	0	13,132.97	0	0	0	0	0	1.52
47	25-Nov-07	0	13,570.74	13,570.74	10,368,136.47	0	13,570.74	0	0	0	0	0	1.52
48	25-Dec-07	0	13,132.97	13,132.97	10,368,136.47	0	13,132.97	0	0	0	0	0	1.52
49	25-Jan-08	0	13,570.74	13,570.74	10,368,136.47	0	13,570.74	0	0	0	0	0	1.52

50	25-Feb-08	0	13,570.74	13,570.74	10,368,136.47	0	13,570.74	0	0	0	0	0	1.52
51	25-Mar-08	0	12,695.21	12,695.21	10,368,136.47	0	12,695.21	0	0	0	0	0	1.52
52	25-Apr-08	0	13,570.74	13,570.74	10,368,136.47	0	13,570.74	0	0	0	0	0	1.52
53	25-May-08	0	13,132.97	13,132.97	10,368,136.47	0	13,132.97	0	0	0	0	0	1.52
54	25-Jun-08	84,398.48	13,570.74	97,969.22	10,283,737.99	0	13,570.74	0	0	0	0	0	1.52
55	25-Jul-08	291,928.29	13,026.07	304,954.36	9,991,809.70	0	13,026.07	0	0	0	0	0	1.52
56	25-Aug-08	283,777.58	13,078.17	296,855.75	9,708,032.12	0	13,078.17	0	0	0	0	0	1.52
57	25-Sep-08	275,852.01	12,706.74	288,558.74	9,432,180.11	0	12,706.74	0	0	0	0	0	1.52
58	25-Oct-08	268,145.39	11,947.43	280,092.82	9,164,034.71	0	11,947.43	0	0	0	0	0	1.52
59	25-Nov-08	260,651.73	11,994.70	272,646.44	8,903,382.98	0	11,994.70	0	0	0	0	0	1.52
60	25-Dec-08	253,365.18	11,277.62	264,642.80	8,650,017.80	0	11,277.62	0	0	0	0	0	1.52
61	25-Jan-09	246,280.06	11,321.91	257,601.97	8,403,737.74	0	11,321.91	0	0	0	0	0	1.52
62	25-Feb-09	239,390.84	10,999.56	250,390.40	8,164,346.90	0	10,999.56	0	0	0	0	0	1.52
63	25-Mar-09	232,692.15	9,652.07	242,344.22	7,931,654.75	0	9,652.07	0	0	0	0	0	1.52
64	25-Apr-09	226,178.75	10,381.65	236,560.41	7,705,476.00	0	10,381.65	0	0	0	0	0	1.52
65	25-May-09	219,845.56	9,760.27	229,605.83	7,485,630.43	0	9,760.27	0	0	0	0	0	1.52
66	25-Jun-09	213,687.64	9,797.86	223,485.50	7,271,942.80	0	9,797.86	0	0	0	0	0	1.52
67	25-Jul-09	207,700.16	9,211.13	216,911.29	7,064,242.63	0	9,211.13	0	0	0	0	0	1.52
68	25-Aug-09	201,878.46	9,246.31	211,124.76	6,862,364.18	0	9,246.31	0	0	0	0	0	1.52
69	25-Sep-09	196,217.96	8,982.07	205,200.04	6,666,146.21	0	8,982.07	0	0	0	0	0	1.52
70	25-Oct-09	190,714.26	8,443.79	199,158.04	6,475,431.96	0	8,443.79	0	0	0	0	0	1.52
71	25-Nov-09	185,363.03	8,475.62	193,838.65	6,290,068.93	0	8,475.62	0	0	0	0	0	1.52
72	25-Dec-09	180,160.09	7,967.42	188,127.51	6,109,908.84	0	7,967.42	0	0	0	0	0	1.52
73	25-Jan-10	175,101.36	7,997.19	183,098.56	5,934,807.47	0	7,997.19	0	0	0	0	0	1.52
74	25-Feb-10	170,182.89	7,768.00	177,950.89	5,764,624.59	0	7,768.00	0	0	0	0	0	1.52
75	25-Mar-10	165,400.80	6,815.07	172,215.87	5,599,223.79	0	6,815.07	0	0	0	0	0	1.52
76	25-Apr-10	160,751.36	7,328.76	168,080.12	5,438,472.43	0	7,328.76	0	0	0	0	0	1.52
77	25-May-10	156,230.91	6,888.73	163,119.64	5,282,241.52	0	6,888.73	0	0	0	0	0	1.52
78	25-Jun-10	151,835.91	6,913.87	158,749.77	5,130,405.62	0	6,913.87	0	0	0	0	0	1.52
79	25-Jul-10	147,562.90	6,498.51	154,061.41	4,982,842.71	0	6,498.51	0	0	0	0	0	1.52
80	25-Aug-10	143,408.53	6,521.99	149,930.52	4,839,434.18	0	6,521.99	0	0	0	0	0	1.52
81	25-Sep-10	139,369.54	6,334.28	145,703.82	4,700,064.64	0	6,334.28	0	0	0	0	0	1.52
82	25-Oct-10	135,442.74	5,953.42	141,396.16	4,564,621.90	0	5,953.42	0	0	0	0	0	1.52
83	25-Nov-10	131,625.06	5,974.58	137,599.64	4,432,996.85	0	5,974.58	0	0	0	0	0	1.52
84	25-Dec-10	127,913.47	5,615.13	133,528.60	4,305,083.37	0	5,615.13	0	0	0	0	0	1.52
85	25-Jan-11	124,305.08	7,117.74	131,422.81	4,180,778.30	0	7,117.74	0	0	0	0	0	1.92
86	25-Feb-11	120,797.02	6,912.22	127,709.24	4,059,981.28	0	6,912.22	0	0	0	0	0	1.92
87	25-Mar-11	117,386.54	6,062.91	123,449.45	3,942,594.74	0	6,062.91	0	0	0	0	0	1.92
88	25-Apr-11	114,070.95	6,518.42	120,589.37	3,828,523.79	0	6,518.42	0	0	0	0	0	1.92
89	25-May-11	110,847.63	6,125.64	116,973.27	3,717,676.15	0	6,125.64	0	0	0	0	0	1.92
90	25-Jun-11	107,714.05	6,146.56	113,860.61	3,609,962.11	0	6,146.56	0	0	0	0	0	1.92
91	25-Jul-11	104,667.72	5,775.94	110,443.66	3,505,294.39	0	5,775.94	0	0	0	0	0	1.92
92	25-Aug-11	106,820.16	5,795.42	112,615.58	3,398,474.23	0	5,795.42	0	0	0	0	0	1.92
93	25-Sep-11	98,681.33	5,618.81	104,300.14	3,299,792.90	0	5,618.81	0	0	0	0	0	1.92
94	25-Oct-11	95,886.71	5,279.67	101,166.37	3,203,906.19	0	5,279.67	0	0	0	0	0	1.92
95	25-Nov-11	93,169.98	5,297.12	98,467.11	3,110,736.21	0	5,297.12	0	0	0	0	0	1.92
96	25-Dec-11	90,529.02	4,977.18	95,506.20	3,020,207.19	0	4,977.18	0	0	0	0	0	1.92
97	25-Jan-12	87,961.73	4,993.41	92,955.13	2,932,245.46	0	4,993.41	0	0	0	0	0	1.92
98	25-Feb-12	85,466.06	4,847.98	90,314.04	2,846,779.40	0	4,847.98	0	0	0	0	0	1.92
99	25-Mar-12	83,040.05	4,403.02	87,443.07	2,763,739.34	0	4,403.02	0	0	0	0	0	1.92
100	25-Apr-12	80,681.78	4,569.38	85,251.16	2,683,057.57	0	4,569.38	0	0	0	0	0	1.92
101	25-May-12	78,389.36	4,292.89	82,682.26	2,604,668.20	0	4,292.89	0	0	0	0	0	1.92
102	25-Jun-12	76,160.99	4,306.38	80,467.38	2,528,507.21	0	4,306.38	0	0	0	0	0	1.92
103	25-Jul-12	73,994.89	4,045.61	78,040.50	2,454,512.32	0	4,045.61	0	0	0	0	0	1.92
104	25-Aug-12	71,889.34	4,058.13	75,947.47	2,382,622.98	0	4,058.13	0	0	0	0	0	1.92
105	25-Sep-12	69,842.67	3,939.27	73,781.94	2,312,780.31	0	3,939.27	0	0	0	0	0	1.92
106	25-Oct-12	67,853.24	3,700.45	71,553.69	2,244,927.07	0	3,700.45	0	0	0	0	0	1.92
107	25-Nov-12	70,410.81	3,711.61	74,122.42	2,174,516.26	0	3,711.61	0	0	0	0	0	1.92
108	25-Dec-12	63,910.77	3,479.23	67,389.99	2,110,605.50	0	3,479.23	0	0	0	0	0	1.92

109	25-Jan-13	62,087.41	3,489.53	65,576.94	2,048,518.09	0	3,489.53	0	0	0	0	0	1.92
110	25-Feb-13	60,315.12	3,386.88	63,702.01	1,988,202.97	0	3,386.88	0	0	0	0	0	1.92
111	25-Mar-13	58,271.71	2,969.05	61,240.76	1,929,931.25	0	2,969.05	0	0	0	0	0	1.92
112	25-Apr-13	56,611.81	3,190.82	59,802.63	1,873,319.45	0	3,190.82	0	0	0	0	0	1.92
113	25-May-13	54,998.35	2,997.31	57,995.66	1,818,321.09	0	2,997.31	0	0	0	0	0	1.92
114	25-Jun-13	53,430.06	3,006.29	56,436.35	1,764,891.03	0	3,006.29	0	0	0	0	0	1.92
115	25-Jul-13	51,905.69	2,823.83	54,729.52	1,712,985.34	0	2,823.83	0	0	0	0	0	1.92
116	25-Aug-13	50,424.02	2,832.14	53,256.16	1,662,561.32	0	2,832.14	0	0	0	0	0	1.92
117	25-Sep-13	48,983.87	2,748.77	51,732.64	1,613,577.45	0	2,748.77	0	0	0	0	0	1.92
118	25-Oct-13	47,584.09	2,581.72	50,165.81	1,565,993.36	0	2,581.72	0	0	0	0	0	1.92
119	25-Nov-13	46,223.56	2,589.11	48,812.67	1,519,769.80	0	2,589.11	0	0	0	0	0	1.92
120	25-Dec-13	44,901.19	2,431.63	47,332.82	1,474,868.62	0	2,431.63	0	0	0	0	0	1.92
121	25-Jan-14	43,615.93	2,438.45	46,054.38	1,431,252.69	0	2,438.45	0	0	0	0	0	1.92
122	25-Feb-14	42,366.75	2,366.34	44,733.08	1,388,885.94	0	2,366.34	0	0	0	0	0	1.92
123	25-Mar-14	41,152.64	2,074.07	43,226.71	1,347,733.30	0	2,074.07	0	0	0	0	0	1.92
124	25-Apr-14	39,972.64	2,228.25	42,200.90	1,307,760.65	0	2,228.25	0	0	0	0	0	1.92
125	25-May-14	38,825.80	2,092.42	40,918.22	1,268,934.85	0	2,092.42	0	0	0	0	0	1.92
126	25-Jun-14	37,711.21	2,097.97	39,809.18	1,231,223.64	0	2,097.97	0	0	0	0	0	1.92
127	25-Jul-14	36,627.95	1,969.96	38,597.91	1,194,595.69	0	1,969.96	0	0	0	0	0	1.92
128	25-Aug-14	35,575.17	1,975.06	37,550.24	1,159,020.52	0	1,975.06	0	0	0	0	0	1.92
129	25-Sep-14	34,552.02	1,916.25	36,468.27	1,124,468.49	0	1,916.25	0	0	0	0	0	1.92
130	25-Oct-14	33,557.68	1,799.15	35,356.83	1,090,910.81	0	1,799.15	0	0	0	0	0	1.92
131	25-Nov-14	32,591.35	1,803.64	34,394.98	1,058,319.47	0	1,803.64	0	0	0	0	0	1.92
132	25-Dec-14	31,652.24	1,693.31	33,345.55	1,026,667.23	0	1,693.31	0	0	0	0	0	1.92
133	25-Jan-15	30,739.60	1,697.42	32,437.02	995,927.63	0	1,697.42	0	0	0	0	0	1.92
134	25-Feb-15	29,852.70	1,646.60	31,499.30	966,074.93	0	1,646.60	0	0	0	0	0	1.92
135	25-Mar-15	28,990.82	1,442.67	30,433.49	937,084.11	0	1,442.67	0	0	0	0	0	1.92
136	25-Apr-15	28,153.27	1,549.31	29,702.58	908,930.84	0	1,549.31	0	0	0	0	0	1.92
137	25-May-15	27,339.36	1,454.29	28,793.65	881,591.48	0	1,454.29	0	0	0	0	0	1.92
138	25-Jun-15	26,548.44	1,457.56	28,006.01	855,043.04	0	1,457.56	0	0	0	0	0	1.92
139	25-Jul-15	25,779.87	1,368.07	27,147.94	829,263.17	0	1,368.07	0	0	0	0	0	1.92
140	25-Aug-15	25,033.03	1,371.05	26,404.08	804,230.13	0	1,371.05	0	0	0	0	0	1.92
141	25-Sep-15	24,307.32	1,329.66	25,636.98	779,922.81	0	1,329.66	0	0	0	0	0	1.92
142	25-Oct-15	23,602.13	1,247.88	24,850.01	756,320.68	0	1,247.88	0	0	0	0	0	1.92
143	25-Nov-15	22,916.91	1,250.45	24,167.36	733,403.77	0	1,250.45	0	0	0	0	0	1.92
144	25-Dec-15	22,251.10	1,173.45	23,424.55	711,152.67	0	1,173.45	0	0	0	0	0	1.92
145	25-Jan-16	21,604.15	1,175.77	22,779.92	689,548.52	0	1,175.77	0	0	0	0	0	1.92
146	25-Feb-16	20,975.54	1,140.05	22,115.59	668,572.98	0	1,140.05	0	0	0	0	0	1.92
147	25-Mar-16	20,364.75	1,034.06	21,398.81	648,208.23	0	1,034.06	0	0	0	0	0	1.92
148	25-Apr-16	19,771.30	1,071.70	20,843.00	628,436.93	0	1,071.70	0	0	0	0	0	1.92
149	25-May-16	19,194.69	1,005.50	20,200.19	609,242.24	0	1,005.50	0	0	0	0	0	1.92
150	25-Jun-16	18,634.46	1,007.28	19,641.74	590,607.78	0	1,007.28	0	0	0	0	0	1.92
151	25-Jul-16	18,090.14	944.9725	19,035.11	572,517.64	0	944.9725	0	0	0	0	0	1.92
152	25-Aug-16	17,561.30	946.5625	18,507.86	554,956.35	0	946.5625	0	0	0	0	0	1.92
153	25-Sep-16	17,047.50	917.5278	17,965.02	537,908.85	0	917.5278	0	0	0	0	0	1.92
154	25-Oct-16	16,548.32	860.6542	17,408.97	521,360.54	0	860.6542	0	0	0	0	0	1.92
155	25-Nov-16	16,063.35	861.9828	16,925.33	505,297.19	0	861.9828	0	0	0	0	0	1.92
156	25-Dec-16	15,592.19	808.4755	16,400.67	489,705.00	0	808.4755	0	0	0	0	0	1.92
157	25-Jan-17	15,134.46	809.6456	15,944.11	474,570.54	0	809.6456	0	0	0	0	0	1.92
158	25-Feb-17	14,689.79	784.6233	15,474.41	459,880.75	0	784.6233	0	0	0	0	0	1.92
159	25-Mar-17	14,257.80	686.7553	14,944.55	445,622.96	0	686.7553	0	0	0	0	0	1.92
160	25-Apr-17	13,838.14	736.7633	14,574.90	431,784.82	0	736.7633	0	0	0	0	0	1.92
161	25-May-17	13,430.46	690.8557	14,121.32	418,354.36	0	690.8557	0	0	0	0	0	1.92
162	25-Jun-17	13,034.44	691.6792	13,726.12	405,319.92	0	691.6792	0	0	0	0	0	1.92
163	25-Jul-17	12,649.73	648.5119	13,298.25	392,670.19	0	648.5119	0	0	0	0	0	1.92
164	25-Aug-17	12,276.04	649.2147	12,925.25	380,394.15	0	649.2147	0	0	0	0	0	1.92
165	25-Sep-17	11,913.03	628.9183	12,541.95	368,481.12	0	628.9183	0	0	0	0	0	1.92
166	25-Oct-17	27,984.94	589.5698	28,574.51	340,496.18	0	589.5698	0	0	0	0	0	1.92
167	25-Nov-17	27,698.59	562.9537	28,261.54	312,797.59	0	562.9537	0	0	0	0	0	1.92

168	25-Dec-17	26,877.15	500.4761	27,377.63	285,920.44	0	500.4761	0	0	0	0	0	1.92
169	25-Jan-18	26,079.28	472.7218	26,552.01	259,841.15	0	472.7218	0	0	0	0	0	1.92
170	25-Feb-18	25,304.32	429.604	25,733.92	234,536.83	0	429.604	0	0	0	0	0	1.92
171	25-Mar-18	24,551.61	350.2417	24,901.86	209,985.22	0	350.2417	0	0	0	0	0	1.92
172	25-Apr-18	23,820.54	347.1756	24,167.72	186,164.68	0	347.1756	0	0	0	0	0	1.92
173	25-May-18	23,110.49	297.8635	23,408.36	163,054.18	0	297.8635	0	0	0	0	0	1.92
174	25-Jun-18	22,420.88	269.5829	22,690.46	140,633.30	0	269.5829	0	0	0	0	0	1.92
175	25-Jul-18	21,751.12	225.0133	21,976.14	118,882.18	0	225.0133	0	0	0	0	0	1.92
176	25-Aug-18	21,100.66	196.5519	21,297.21	97,781.52	0	196.5519	0	0	0	0	0	1.92
177	25-Sep-18	20,079.11	161.6654	20,240.77	77,702.41	0	161.6654	0	0	0	0	0	1.92
178	25-Oct-18	77,702.41	124.3239	77,826.74	0	0	124.3239	0	0	0	0	0	1.92

DERIVED INFORMATION [12/10/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2003-7 Class B WAL Table

Settlement Date: 12/22/03
Investor Settlement: 12/23/03
CutOff: 12/01/03

Price	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*150 PPC, Call (Y)*	*200 PPC, Call (Y)*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin
92.0	427	466	506	562
93.0	407	441	476	524
94.0	388	417	446	488
95.0	368	392	417	451
96.0	349	368	388	415
97.0	330	345	359	380
98.0	312	321	331	344
99.0	293	298	303	309
100.0	275	275	275	275
WAL	6.23	4.79	3.85	3.05
Principal Window	Jan07 - Apr13	Feb07 - Dec10	Apr07 - May08	Oct06 - Jan07